# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Infinity Natural Resources, Inc., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0002113724
Persons authorized to receive notices and communications: Jeffrey Gilbert, 2229 San Felipe Street, Suite 1450, Houston, Texas (TX), 77019, 7133227321; W. Matthew Strock, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, 7137583452; Crosby Scofield, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, 7137583276

## Reporting persons
- Etineles Holdings V, LLC (CIK 0002113724): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock of the Issuer, par value $0.01 per share ("Class A Common Stock") held directly by Etineles Holdings V, LLC ("Etineles Holdings") and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Convertible Preferred Stock of the Issuer, par value $0.01 per share (the "Series A Preferred Stock") held directly by Etineles Holdings.
  
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in that certain Securities Purchase Agreement, dated as of February 18, 2026, by and among the Issuer and the Purchasers party thereto (the "Securities Purchase Agreement"), plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- CEC Selenite III Holdings, LLC (CIK 0002114683): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock held directly by Etineles Holdings and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Preferred Stock held directly by Etineles Holdings.
  
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Carnelian Energy Capital V, L.P. (CIK 0001998879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock held directly by Etineles Holdings and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Preferred Stock held directly by Etineles Holdings.
  
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Carnelian Energy Capital GP V, L.P. (CIK 0002114893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock held directly by Etineles Holdings and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Preferred Stock held directly by Etineles Holdings.
  
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Carnelian Energy Capital Holdings, LLC (CIK 0001825619): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock held directly by Etineles Holdings and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Preferred Stock held directly by Etineles Holdings.
  
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Daniel Goodman (CIK 0001733466): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock held directly by Etineles Holdings and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Preferred Stock held directly by Etineles Holdings.
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Tomas Ackerman (CIK 0001733420): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,508,045; sole dispositive power 0; shared dispositive power 3,508,045; aggregate amount beneficially owned 3,508,045 (16.19% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of (i) 1,734 shares of Class A Common Stock held directly by Etineles Holdings and (ii) 3,506,311 shares of Class A Common Stock issuable upon exercise of the 75,000 Series A Preferred Stock held directly by Etineles Holdings.
  
  2. The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: Infinity Natural Resources, Inc.
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):
(1) Etineles Holdings V, LLC ("Etineles Holdings");
(2) CEC Selenite III Holdings, LLC ("CEC Holdings");
(3) Carnelian Energy Capital V, L.P. ("Carnelian LP");
(4) Carnelian Energy Capital GP V, L.P. ("Carnelian GP");
(5) Carnelian Energy Capital Holdings, LLC ("Carnelian Holdings");
(6) Daniel Goodman; and
(7) Tomas Ackerman.
Residence or business address: The principal business address of each of the Reporting Persons is 2229 San Felipe St., Suite 1450, Houston, TX 77019
Present principal occupation or employment: Etineles Holdings is principally engaged in the business of investing in assets and securities, including the Class A Common Stock of the Issuer. The principal business of CEC Holdings is performing the functions of, and serving as, sole member of Etineles Holdings and of other affiliated entities. The principal business of Carnelian LP is performing the functions of, and serving as, sole member of CEC Holdings and of other affiliated entities. The principal business of Carnelian GP is performing the functions of, and serving as, the general partner of Carnelian LP and of other affiliated entities. The principal business of Carnelian Holdings is performing the functions of, and serving as, the general partner of Carnelian GP and of other affiliated entities. The principal occupation of Messrs. Ackerman and Goodman are serving as executives of Carnelian Energy Capital Management, L.P.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Each of Etineles Holdings, CEC Holdings, Carnelian LP, Carnelian GP and Carnelian Holdings are organized under the laws of the State of Delaware.

Messrs. Ackerman and Goodman are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 18, 2026, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Etineles Holdings and INR (II) Investments, LLC, an affiliate of Quantum Capital Group (together with Etineles Holdings, the "Purchasers"). Pursuant to the Securities Purchase Agreement, on February 23, 2026 (the "Preferred Closing"), Etineles Holdings purchased 75,000 shares of Series A Convertible Preferred Stock of the Issuer, par value $0.01 per share (the "Series A Preferred Stock"), at a price of $1,000 per share for aggregate consideration of $75,000,000 (the "Preferred Investment"). The Issuer will use the proceeds of the Preferred Investment to fund a portion of certain acquisitions and for general corporate purposes. The Series A Preferred Stock is convertible into shares of Class A Common Stock at an initial conversion price equal to $21.39 per share. The sources of funds for such purchase was capital contributions made by Carnelian LP. At the time of the Preferred Investment, 1,734 shares of Class A Common Stock included in the reported securities were owned by Etineles Holdings.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to explore, prepare for or implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, evaluating strategic alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer, its subsidiaries and/or any advisors or third parties. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. The Reporting Persons may participate in an auction or similar process regarding any such courses of action (including, but not limited to, an extraordinary corporate transaction) with respect to the Issuer or its subsidiaries, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest and in connection therewith; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating into agreements with Issuer and its subsidiaries. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the common stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of common stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments; an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons' or such affiliates' trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of each Reporting Person set forth herein is calculated based on 18,165,700 shares of Class A Common Stock outstanding as of February 17, 2026, in reliance on the representations made by the Issuer in the Securities Purchase Agreement, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Series A Preferred Stock, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
The aggregate percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Etineles Holdings V, LLC is the record holder of the shares reported herein. Tomas Ackerman and Daniel Goodman are managing members of Carnelian Holdings, which is the general partner of Carnelian GP. Carnelian GP is the general partner of Carnelian LP. Carnelian LP is the sole member of CEC Holdings, which is the sole member of Etineles Holdings.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a "group."
In discussing certain agreements and arrangements in Item 6 of this Schedule 13D, the Reporting Persons (including through certain of their affiliates) describe arrangements involving Quantum Capital Group and certain of its affiliates. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a "group" for purposes of Section 13(d) of the Exchange Act with such other persons. Each Reporting Person disclaims being a member of a "group" with Quantum Capital Group and/or its affiliates and further disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by such persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in Item 5(a) of this Schedule 13D is incorporated by reference herein.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Etineles Holdings V, LLC is the record holder of the shares reported herein. Tomas Ackerman and Daniel Goodman are managing members of Carnelian Holdings, which is the general partner of Carnelian GP. Carnelian GP is the general partner of Carnelian LP. Carnelian LP is the sole member of CEC Holdings, which is the sole member of Etineles Holdings.
Transactions in the class effected during the past sixty days: Except as described in the Schedule 13D, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Designation of Series A Preferred Stock
The Series A Preferred Stock issued to the Reporting Persons at the closing of the Preferred Investment (the "Closing") has the powers, designations, preferences, and other rights set forth in the Certificate of Designation of the Series A Preferred Stock (the "Certificate of Designation"). The holders of Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") are entitled to dividends ("Regular Dividends") (i) at the rate of 8% per annum until but excluding the five year anniversary of the Closing, and (ii) at the rate of 12% per annum on and after the five year anniversary of the Closing. Holders of Series A Preferred Stock will also be entitled to participate in any dividends or other distributions declared or paid in cash on the shares of Class A Common Stock, on an as-converted basis. Dividends are payable quarterly in arrears, and dividends accrued through and including the second anniversary of the Closing may be paid, at the Issuer's option, in cash or by increasing the initial liquidation preference of each share of Series A Preferred Stock by the amount of the applicable dividend. After the second anniversary of the Closing, dividends must be paid in cash; however, to the extent the Issuer is restricted from paying dividends in cash, dividends will accrue as an increase to the initial liquidation preference will incur a 2% per annum increase to the regular dividend rate then in effect. In each case, the Issuer's ability to pay cash dividends is subject to the restrictions under the Issuer's credit agreement. The Series A Preferred Stock rank senior to the Class A Common Stock with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Issuer, on parity with any class or series of capital stock of the Issuer expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon liquidation, junior to any class or series of capital stock of the Issuer expressly designated as ranking junior to the Series A Preferred Stock with respect to distribution rights and rights upon liquidation and junior in right of payment to the Issuer's existing and future indebtedness. Upon a liquidation, each share of Series A Preferred Stock is entitled to receive an amount equal to the greater of (i) a liquidation preference equal to the greater of (A) an internal rate of return of 13% per annum on the initial liquidation preference or (B) a 1.3x return on the initial liquidation preference and (ii) the amount such holder would have received in respect of the number of shares of Class A Common Stock that would be issuable upon conversion of such share of Series A Preferred Stock.

Conversion Rights
Each Holder has the right, at its option, to convert its Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Class A Common Stock at a conversion price equal to $21.39 per share subject to certain customary adjustments in the event of certain events affecting the price of the Class A Common Stock (the "Conversion Price") and up to an issuance cap of 19.9% of the shares issued and outstanding as of Closing until certain shareholder approvals are received. The Issuer has covenanted to seek such stockholder approval and to recommend that stockholders vote in favor of such approval. The Issuer has the right beginning three years after the Closing to convert any shares of Series A Preferred Stock into fully paid and non-assessable shares of Class A Common Stock if the last reported sales price of its Class A Common Stock for any 20 of the last 30 trading days exceeds 140% of the Conversion Price, subject to satisfaction of certain liquidity conditions set forth in the Certificate of Designation.

Redemption and Repurchase Rights
The Issuer may redeem all or any of the Series A Preferred Stock for cash at any time beginning five years after the Closing at a price resulting in the Holders achieving an internal rate of return of 15% per annum on the initial liquidation preference. Upon a change of control, any share of Series A Preferred Stock to be repurchased would be entitled to receive an amount in cash equal to the greater of (i) an internal rate of return of 13% per annum on the initial liquidation preference, or (ii) a 1.3x return on the initial liquidation preference.

Voting & Consent Rights
The Holders generally will be entitled to vote with the holders of the shares of Class A Common Stock on all matters submitted for a vote of holders of shares of Class A Common Stock (voting together with the holders of shares of Class A Common Stock as one class) on an as-converted basis. Additionally, subject to certain exceptions and ownership thresholds, the consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock (the "Majority Holders") will be required certain amendments to the Issuer's organizational documents, issuances of senior or parity securities, payment of dividends, delisting from the NYSE or deregistration from Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), formation of non-wholly owned subsidiaries, the incurrence of debt up to a certain threshold and any deviation from certain enumerated hedging requirements.

Registration Rights Agreement
On February 23, 2026, the Holders and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"). According to the terms of the Registration Rights Agreement, the Holders will have certain customary registration rights, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights with respect to any shares of Series A Preferred Stock or Class A Common Stock issuable upon conversion of the Series A Preferred Stock.

Board Rights
In connection with the Investment, Etineles Holdings and its affiliates is entitled to appoint and elect one individual to the Board of Directors of the Issuer (the "Board"). Etineles Holdings and its affiliates will have the exclusive right to appoint and elect one director to the Board for so long as Etineles Holdings and its affiliates (i) owns, of record or beneficially, all of the shares of Series A Preferred Stock issued to Etineles Holdings at the Closing and (ii) holds of record and beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than 3% of the outstanding shares of Class A Common Stock and the Class B common stock, par value $0.01 per share, of the Issuer's ("Class B Common Stock"), on a fully diluted basis, including the shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock.

Standstill
For so long as a Purchaser and its transferees own at least three percent (3%) of the outstanding shares of the Class A Common Stock and Class B Common Stock (determined assuming conversion of all shares of Series A Preferred Stock), until two years following the Closing, such Purchaser will be subject to certain standstill restrictions pursuant to which no Purchaser will, nor will it cause or permit any of its affiliates to, among other things and subject to certain customary exceptions, (i) acquire additional equity securities (or beneficial ownership thereof) or rights, options, or securities convertible into or exchangeable for equity securities of the Issuer; (ii) make, participate in, or knowingly encourage any solicitation of proxies or consents with respect to the election or removal of directors or any other matter, or become a participant in any such solicitation; (iii) otherwise act to seek representation on or to control or influence the management or policies of the Issuer, or to obtain representation on the Board (beyond the right of the holders of Series A Preferred Stock to elect the Series A Director); (iv) submit any stockholder proposal to the Issuer; (v) propose any change of control or other material transaction involving the Issuer; or (vi) support or knowingly encourage any third party in doing any of the foregoing.

Lock-Up
For a period of two years following the Closing, no Purchaser may transfer any of its Series A Preferred Stock without the consent of the Issuer, except (i) to a permitted transferee of such Purchaser that agrees to be bound by the terms of the Securities Purchase Agreement, (ii) pursuant to a tender or exchange offer, merger, consolidation, division, acquisition, reorganization or recapitalization involving the Issuer, or (iii) following the date the Issuer commences a voluntary case under Title 11 of the United States Bankruptcy Code or any other similar insolvency laws.
The foregoing descriptions of the Securities Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each such agreement, copies of which are incorporated by reference as Exhibits 99.2, 99.3 and 99.4, respectively, to this Schedule 13D.
Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Securities Purchase Agreement, by and among Infinity Natural Resources, Inc., INR (II) Investments, LLC and Etineles Holdings V, LLC, dated as of February 18, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Form on 8-K filed February 23, 2026)
Exhibit 99.3 - Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Form on 8-K filed February 23, 2026).
Exhibit 99.4 - Registration Rights Agreement, dated February 23, 2026, by and among the Company and each of the other signatories from time to time party thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Current Form on 8-K filed February 23, 2026).

## Signatures
- Etineles Holdings V, LLC: /s/ Tomas Ackerman, Tomas Ackerman, Authorized Signatory (03/02/2026)
- CEC Selenite III Holdings, LLC: /s/ Tomas Ackerman, Tomas Ackerman, Authorized Signatory (03/02/2026)
- Carnelian Energy Capital V, L.P.: /s/ Tomas Ackerman, Tomas Ackerman, Authorized Signatory (03/02/2026)
- Carnelian Energy Capital GP V, L.P.: /s/ Tomas Ackerman, Tomas Ackerman, Authorized Signatory (03/02/2026)
- Carnelian Energy Capital Holdings, LLC: /s/ Tomas Ackerman, Tomas Ackerman, Authorized Signatory (03/02/2026)
- Daniel Goodman: /s/ Daniel Goodman, Daniel Goodman (03/02/2026)
- Tomas Ackerman: /s/ Tomas Ackerman, Tomas Ackerman (03/02/2026)
Comment: Etineles Holdings V, LLC By: CEC Selenite III Holdings, LLC, its sole member; CEC Selenite III Holdings, LLC By: Carnelian Energy Capital V, L.P., its sole member; Carnelian Energy Capital V, L.P. By: Carnelian Energy Capital GP V, L.P., its general partner; Carnelian Energy Capital GP V, L.P. By: Carnelian Energy Capital Holdings, LLC, its general partner; Carnelian Energy Capital Holdings, LLC By: Tomas Ackerman, its managing member